NÖK THERAPEUTICS, INC.

1452 N. US HWY 1, Suite 123

Ormond Beach, FL 32174

December 9, 2024

Vanessa Robertson

Lynn Dicker

Chris Edwards

Alan Campbell

United States Securities and Exchange Commission

Office of Life Sciences

Washington, DC

Re:	NÖK Therapeutics, Inc.

Amendment No. 2 to the Offering Statement on Form 1-A

Filed November 25, 2024

Amendment No. 3 to the Offering Statement on Form 1-A

Filed November 26, 2024

File No. 024-12511

Dear Mses. Robertson and Dicker and Messrs. Edwards and Campbell,

We are in receipt of your comment letter dated December 3, 2024 in the above referenced matter and hereby respond to same as follows:

Amendment No. 3 to the Offering Statement on Form 1-A Risk Factors, page 4

1.	We note that your subscription agreement contains an exclusive forum provision and a jury trial waiver provision. Please provide risk factor disclosure to clearly disclose:

●	the exclusive forum provision, including the relevant forum for litigation;

●	any risks or impacts upon investors of the exclusive forum provision, including but not limited to increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable;

●	enforceability under federal and state law;

●	whether these provisions apply to claims under the federal securities laws and whether they apply to claims other than in connection with this offering;

●	to the extent the provisions apply to federal securities law claims, revise the disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder; and

●	whether purchasers of interests in a secondary transaction would be subject to these provisions.

RESPONSE: We have updated the Form 1-A/A and the subscription agreement accordingly.

Our Chief Executive Officer and our Chief Financial Officer are currently part-time which may adversely affect our business, page 5

2.	We note your revised disclosure in response to prior comment number 1 that Mr. Lewis and Mr. Cogley are not engaged in other activities that are competitive with your business. However, we note that Jabez Therapeutics is developing product candidates for treating cancer, similar to NÖK Therapeutics. Please advise or revise.

RESPONSE: We have updated the Form 1-A/A accordingly.

Dilution, page 17

3.	We note your revisions in response to prior comment 2. However, it appears the language above the table was not updated. Please revise the first paragraph to clarify the amount is a net tangible deficit, not book value. Additionally, revise the amounts per share in the third paragraph to agree with the revisions you made to the table.

RESPONSE: We have updated the Form 1-A/A accordingly.

Use of Proceeds, page 18

4.	We note your disclosure on page 26 that you anticipate using the proceeds from this offering for general working capital, including the notes payable. Please describe the material terms of such indebtedness and if the indebtedness to be discharged was incurred within one year, describe the use of the proceeds arising from such indebtedness. Refer to Instruction 6 to Item 6 of Form 1-A.

RESPONSE: We have updated the Form 1-A/A accordingly.

Business, page 21

5.	We note your response to prior comment 3. Please describe the material steps in clinical development that you need to complete for evencaleucel, including, if applicable, any clinical trials that must be conducted or regulatory applications that must be submitted. Please disclose the jurisdictions in which regulatory approval will be sought and whether you have engaged in any discussions with the relevant regulatory authorities.

RESPONSE: We have updated the Form 1-A/A accordingly.

Respectfully Submitted,

/s/ Robert Lewis
Robert Lewis, President, Chief Executive Officer and Director